Allianz Life Insurance Company of North America
Stewart Gregg
Senior Securities Counsel
Corporate Legal
5701 Golden Hills Drive
Minneapolis, MN  55416-1297
Telephone:  763-765-2913
stewart.gregg@allianzlife.com
www.allianzlife.com

April 12, 2016

Re:    Allianz Life Insurance Company of North America
Form AW Filed Pursuant to Rule 477
Post-Effective Amendment No. 4 on Form S-1 (File No. 333-195462)
Allianz Life Insurance Company of New York
Form AW Filed Pursuant to Rule 477
Post-Effective Amendment No. 4 on Form S-1 (File No. 333-192948)

Dear Ms. Skeens:
On January 8, 2016, the above-referenced Post-Effective Amendments were filed to provide updated non-material prospectus disclosure. We are hereby requesting withdrawal of the above mentioned filings under form type AW, pursuant to Rule 477. We are withdrawing the registration statement amendments for the purpose of registering additional shares for the contracts on replacement S-1 Registration Statements, which were filed on April 8, 2016 (File Nos. 333-210666 and 333-210671.
Manually executed signature pages and consents have been executed prior to the time of this electronic filing and will be retained by the Company for five years.
Please contact me with any questions or comments you may have concerning the enclosed. I can be reached at the address listed above or at (763) 765-2913.
Sincerely,
Allianz Life Insurance Company of North America
Allianz Life Insurance Company of New York

By:  /s/ Stewart D. Gregg
   ________________________________
            Stewart D. Gregg